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(212) 318-6400
williamschwitter@paulhastings.com


May 11, 2005


VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director



         Re:      Citi Trends, Inc.
                  Amendment No. 2 to Registration Statement on Form S-1 Filed April 29, 2005
                  File No. 333-123028

Dear Mr. Owings:

     On behalf of Citi Trends, Inc., a Delaware corporation (the "Company"), we hereby submit three copies of the Company's responses to the Staff's comments conveyed in a letter to the Company dated May 5, 2005 in connection with the Staff's review of the Company's Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on April 29, 2005 (the "Registration Statement").

     This letter is submitted along with four copies of Amendment No. 3 to the Registration Statement ("Amendment No. 3"). All such copies have been marked to show changes from Amendment No. 2 to the Registration Statement. Amendment No. 3 was transmitted for filing with the Commission as of the date hereof.

     Capitalized terms used herein and not otherwise defined have the meanings specified in the Registration Statement. For your convenience, we have repeated each of the Staff's comments in bold prior to the Company's response. Unless otherwise indicated, all page number references in the responses below are to the internal pages of Amendment No. 3.



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May 11, 2005
Page 2



General
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     1. Please provide a signed audit report and consent in a pre-effective amendment.

        The Company has complied with the Staff's comment.

Liquidity Sources, Requirements and Contractual Cash Requirements...page 28
---------------------------------------------------------------------------

     2. We note your response to previous comment 18. Please support your assertion in the Management's Discussion and Analysis section that "the liquidity discount of a private company relative to a public company average is 30%." Further, please disclose the facts and circumstances occurring during the span of time between the later grant dates and the estimated time of the initial public offering that impacted the change in fair value.

        The Company has complied with the Staff's comment by revising the disclosure on pages 30 and 31 of the prospectus to describe the factors that support management's estimate of the private company discount. The Company has additionally complied with the Staff's comment by revising the disclosure on pages 30 and 31 of the prospectus to disclose the facts and circumstances that have impacted the change in fair value between the later grant dates and the estimated time of the initial public offering.

Item 15. Recent Sales of Unregistered Securities, page II-2
-----------------------------------------------------------

     3. Please advise us of the difference between the 124,774 options granted in fiscal 2004 with the options shown as being issued under Item 15. We note the shares and options reflected in Item 15 have not been changed to give effect to the stock split.

        The Company has complied with the Staff's comment by revising the disclosure on Page II-2 of Part II of the prospectus.

                                  * * * * * *

     We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please do not hesitate to contact the undersigned at (212) 318-6400.



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May 11, 2005
page 3

     Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.


Sincerely,



/s/ William F. Schwitter


for Paul, Hastings, Janofsky & Walker LLP


cc: R. Edward Anderson
    John Fieldsend, Staff Attorney